CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Asanko Gold Inc. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has also been audited by KPMG LLP.

“Peter Breese”	“Fausto Di Trapani”

Peter Breese	Fausto Di Trapani
Director, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

To the Shareholders and Board of Directors
Asanko Gold Inc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Asanko Gold Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 12, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial instruments and has included in Note 4 the presentation of the statement of financial position as at January 1, 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011

KPMG LLP (signed)

Vancouver, Canada
February 12, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Asanko Gold Inc:

Opinion on Internal Control Over Financial Reporting

We have audited Asanko Gold Inc’s and subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 12, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (signed)

Vancouver, Canada
February 12, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, except dollar per share amounts)

		2018	2017
	Note	$	$
			Note 4 (a)
Revenue	7	161,918	256,203
Cost of sales:
Production costs	8	(79,008)	(116,628)
Depreciation and depletion	15	(41,944)	(64,153)
Royalties		(8,096)	(12,810)
Total cost of sales		(129,048)	(193,591)
Income from mine operations		32,870	62,612
Share of net loss related to joint venture	22	(1,050)	-
Service fee earned as operators of joint venture	25	1,892	-
Exploration and evaluation expenditures		(2,333)	(2,050)
General and administrative expenses	9	(11,660)	(12,590)
Income from operations and joint venture		19,719	47,972
Loss due to loss of control of subsidiaries	6	(143,261)	-
Finance expense	10	(10,737)	(17,810)
Finance income	14	5,555	609
Foreign exchange gain (loss)		20	(383)
Income (loss) before income taxes		(128,704)	30,388
Current income tax expense	11	(1,079)	(1,301)
Deferred income tax expense	11	(11,430)	(22,774)
Net income (loss) and comprehensive income (loss) for the year		(141,213)	6,313
Net income (loss) attributable to:
Common shareholders of the Company		(141,372)	5,776
Non-controlling interest	12	159	537
Net income (loss) for the year		(141,213)	6,313
Earnings (loss) per share attributable to common shareholders:
Basic		(0.64)	0.03
Diluted		(0.64)	0.03
Weighted average number of shares outstanding:
Basic	13	220,108,770	203,333,111
Diluted	13	220,108,770	204,394,452
Gold Fields transaction	1
Commitments and contingencies	20

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars)

		December 31, 2018	December 31, 2017
	Note	$	$
Assets			Note 4	(a)
Current assets
Cash and cash equivalents		10,358	49,330
Receivables		236	2,125
Receivable due from related party	25	2,328	-
Inventories	22	-	33,887
Prepaid expenses and deposits		180	3,468
VAT receivable	22	-	5,070
		13,102	93,880
Non-current assets
Inventories	22	-	2,245
Reclamation deposit	22	-	1,837
Preferred shares	14	173,135	-
Interest in Joint Venture	22	126,264	-
Exploration and evaluation assets	15	-	13,085
Mineral properties, plant and equipment	15	114	597,738
		299,513	614,905
Total assets		312,615	708,785

Liabilities
Current liabilities
Accounts payable and accrued liabilities		3,473	47,916
Current portion of long-term debt	16	-	36,451
		3,473	84,367
Non-current liabilities
Long-term debt	16	-	119,240
Long-term incentive plan liability	19 (b)	300	-
Asset retirement provisions		-	30,790
Deferred income tax liability	11	-	41,781
		300	191,811
Total liabilities		3,773	276,178

Equity
Common shareholders' equity
Share capital	18	578,853	561,441
Equity reserves	19	49,261	48,326
Accumulated deficit		(319,272)	(177,900)
Total common shareholders' equity		308,842	431,867
Non-controlling interest	12	-	740
Total equity		308,842	432,607

Total liabilities and equity		312,615	708,785

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, except for number of common shares)

						Non-
		Number of	Share capital	Equity	Accumulated	controlling		Total equity
		shares		reserves	deficit	interest
	Note		$	$	$	$		$
					Note 4 (a)	Note 4	(a)
Balance as at December 31, 2016		201,829,207	556,256	46,613	(183,676)	203		419,396
Issuance of common shares for:
Exercise of share-based options	19 (a)	1,620,750	5,185	(1,613)	-	-		3,572
Share-based payments	19 (a)	-	-	3,326	-	-		3,326
Net income and comprehensive income for the period		-	-	-	5,776	537		6,313
Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740		432,607
Issuance of common shares for:
Private placement, net of share issuance costs	18 (c)	22,354,657	17,412	-	-	-		17,412
Share-based payments	19 (a)	-	-	935	-	-		935
Net loss and comprehensive loss for the period		-	-	-	(141,372)	159		(141,213)
Derecognition of non-controlling interest on loss of control	12	-	-	-	-	(899)		(899)
Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	-		308,842

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars)

		2018	2017
	Note	$	$

			Note 4 (a)
Operating activities:
Net (loss) income for the year		(141,213)	6,313
Adjustments for:
Depreciation and depletion	15	41,991	64,208
Loss due to loss of control of subsidiaries	6	143,261	-
Share of net loss related to joint venture	22	1,050	-
Finance expense	10	10,737	17,810
Interest and other income	14	(5,555)	(609)
Deferred income tax expense	11	11,430	22,774
Share-based payments	19 (a), 19(b)	1,645	2,720
Unrealized foreign exchange loss (gain)		(48)	194
Operating cash flow before working capital changes		63,298	113,410
Change in non-cash working capital	21	(29,869)	9,828
Cash provided by operating activities		33,429	123,238

Investing activities:
Expenditures on mineral properties, plant and equipment	15	(53,912)	(123,815)
Gold Fields investment in joint venture	6	165,000	-
Joint venture transaction costs paid	6	(4,795)	-
Cash and cash equivalents derecognized on loss of control	6	(24,368)	-
Interest received		383	464
Cash provided by (used in) in investing activities		82,308	(123,351)

Financing activities:
Shares issued for cash, net of share issuance costs	18 (c)	17,412	3,572
Repayment of long-term debt	16	(163,754)	-
Interest and associated withholding tax paid	16	(8,299)	(13,623)
Cash used in financing activities		(154,641)	(10,051)

Impact of foreign exchange on cash and cash equivalents		(68)	(181)

Change in cash and cash equivalents during the year		(38,972)	(10,345)
Cash and cash equivalents, beginning of year		49,330	59,675
Cash and cash equivalents, end of year		10,358	49,330

Supplemental cash flow information	21

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

The Company’s principal business activity is the exploration and development of mineral property interests and operation of the Asanko Gold Mine (“AGM”) through a 50:50 joint venture arrangement (the “JV”) associated with the Company’s previously held 90% economic interest in the AGM (see Gold Fields Transaction below). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

In addition to its interest in the AGM, the Company’s interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) pursuant to which, among other things:

the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

the Company and Gold Fields each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the former Asanko subsidiary that owns a number of exploration licenses; and

the Company and Gold Fields each acquired a 50% interest in a newly formed entity (“JV Finco”).

On June 20, 2018, the Company received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on July 31, 2018 (note 6).

Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.8 million) owing to Red Kite (see note 16). There were no early repayment penalties associated with the Red Kite debt. Red Kite’s gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

In addition to the $185.0 million consideration (note 6), Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million (see note 18(c)).

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.0 million per annum. A management committee has been formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

1.	Nature of operations (continued)

The JVA therefore established joint control of the JV and the Company no longer controls the AGM and associated properties (see notes 6 and 22). As the JV is structured within the legal entities of AGGL and Adansi Ghana, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018, the date on which the JV Transaction was completed. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non -controlling interests in AGGL .

Concurrent with the closing of the JV Transaction, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV . Based on the fair value of the Company’s retained interest in the JV, the Company recognized a loss associated with the loss of control of AGGL and Adansi Ghana (see note 6).

2.	Basis of presentation

	(a)	Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on February 12, 2019.

	(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise noted, and the United States dollar is the functional currency of the Company and each of its subsidiaries and joint ventures. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries as at December 31, 2018. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

2.	Basis of presentation (continued)

The principal subsidiaries and joint ventures to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2018:

			Classification and accounting
Affiliate name	Location	Interest	method
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Asanko International (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

These consolidated financial statements include all revenue and expenses of AGGL and Adansi Ghana for the period January 1, 2018 to July 31, 2018, being the period during which the Company had control of these subsidiaries.

In July 2018, the Company amalgamated PMI Gold Corporation with Asanko Gold Inc. to simplify the Company’s corporate structure. The assets, liabilities and expenses of PMI Gold Corporation for the period prior to amalgamation have been consolidated in these financial statements.

Certain amounts in the prior year have been reclassified to conform to the presentation in the current year.

3.	Significant accounting policies

	(a)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value at the date of acquisition of the consideration transferred in exchange for the interest in the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition- related costs, other than costs to issue equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are deducted from share capital as share issue costs.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

	(b)	Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company’s investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of a joint venture’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. Intercompany balances between the Company and its joint ventures are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

	(c)	Non- controlling interest

Non- controlling interests in the Company’s less than wholly-owned subsidiaries, if any, are classified as a separate component of equity. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non- controlling interests for the non- controlling interests’ share of changes to the subsidiary’s equity. In the event an arrangement (either contractual or statutory) exists between the Company and the non-controlling interest whereby losses and all commitments are assumed by the parent entity, then net income is allocated between the Company and non- controlling interest on the consolidated statement of operations and comprehensive income (loss) in accordance with the terms of the arrangement.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(d)	Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income (loss) for the period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

(f)	Inventories

Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long- term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in work-in-process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represent the costs of work- in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as cost of sales in the statement of operations and comprehensive income (loss) for the period.

Additions to the cost of ore stockpiles are based on the related current cost of production for the period, while reductions in the cost of ore stockpiles are based on the weighted-average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the planned period of usage.

Supplies and spare parts are valued at the lower of weighted-average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

	(g)	Mineral properties, plant and equipment

		(i)	Mineral properties

Recognition

Capitalized costs of mining properties include the following:

costs assigned to mining properties acquired in business combinations;

expenditures incurred to develop mineral properties including pre-production stripping costs;

stripping costs in the production phase of a mine if certain criteria have been met (see below);

costs to define and delineate known economic resources and develop the project;

borrowing costs attributable to qualifying mining properties;

costs incurred during testing of the processing facility, net of proceeds from sales, prior to operating in the manner intended by management; and

estimates of reclamation and closure costs.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income (loss) during the period that the stripping costs were incurred, unless these costs provide a future economic benefit.

Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mine development costs.

Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the proven and probable reserves of the component of the ore body to which access has been improved as a result of the specific stripping activity.

Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Deferred stripping assets are written-down to their recoverable amount when their carrying value is not considered supportable. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

-	the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
-	the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
-	the status of environmental permits, and
-	the status of mining leases or permits.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

Mining properties in production are depleted on a mine-by-mine basis using the units-of-production method over the mine’s estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit -of- production method over the reserves that directly benefit from the specific stripping activity, and will commence when the mine is capable of operating in the manner intended by management.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

-	completion of operational commissioning of each major mine and plant component;
-	demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;
-	the passage of a reasonable period of time for testing of all major mine and plant components;
-	gold recoveries at or near expected production levels; and
-	a significant portion of available funding is directed towards operating activities.

Mining properties in development are not depleted.

(ii)	Plant and equipment

Recognition

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management .

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 12 years
Computer equipment and software	3 years

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made.

Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(iii)	Assets under construction

Assets under construction include property, plant and equipment in the course of construction for the Company’s own purposes. Assets under construction are carried at cost less any recognized impairment loss and are not subject to depreciation. The cost comprises the purchase price and any costs directly attributable to bringing it into working condition for its intended use. Depreciation of these assets commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(iv)	Impairment of non-financial assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash-generating unit (“CGU”) is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Previously, the Company’s CGUs were its significant mine sites, represented by its principal producing mining properties and significant development projects.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value- in-use and fair value less costs to sell (“FVLCS”). For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU’s include long-term mining plans, long-term commodity prices, discount rates and foreign exchange rates. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (CGU) is increased to the revised estimate of its recoverable amount (however, the increased carrying amount shall not exceed the net carrying amount that would have been recognized should no impairment loss have been previously recognized for the asset (or CGU) in prior years).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

(v)	Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income (loss).

(h)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre- tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income (loss).

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre-tax, risk-free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss). Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk-free interest rates.

(i)	Revenue from contracts with customers

Revenue is derived from the sale of gold and by-products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

	-	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

	-	the Company can identify each party's rights regarding the goods or services to be transferred;

	-	the Company can identify the payment terms for the goods or services to be transferred;

	-	the contract has commercial substance (i.e. the risk, timing or amount of the Company’s future cash flows is expected to change as a result of the contract); and

	-	it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Revenue from gold is generally recorded at the time of physical delivery of the refined gold, which is also the date when control of the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities is deducted from capitalized mine development costs.

(j)	Royalties and mining taxes

Payments to governments that are based on a measure of income less expense are accounted for in accordance with the Company’s income tax accounting policy. Payments to governments which are based on gross amounts such as revenue are classified in accordance with the substance of the transaction; this means that for royalties calculated based on revenues, the royalty is presented as a reduction of revenues and that for royalties calculated based on production costs, the royalty is presented as an increase in cost of sales.

(k)	Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company’s business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income (loss).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

	-	the contractual rights to receive cash flows from the asset have expired, or

-

the Company has transferred its contractual rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii)	Financial liabilities

Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs . All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

	-	financial liabilities at fair value through profit or loss;

	-	financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

	-	financial guarantee contracts;

	-	commitments to provide a loan at a below-market interest rate; and

	-	contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income (loss).

(iii)	Embedded derivatives

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

(l)	Share-based compensation

The Company has a share option plan and restricted share unit (RSU) plan which are described in notes 19(a) and 19(b), respectively. For share options, the fair value of share-based compensation awards is determined at the date of grant using the Black-Scholes option pricing model. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income (loss). The offset is credited to Equity reserves (within equity in the consolidated statement of financial position) rateably over the vesting period, after adjusting for the number of awards that are expected to vest.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share- based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash-settled share-based payments, including RSUs, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. The corresponding share- based compensation expense is recognized over the vesting period of the award . As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss) in the period incurred.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income (loss).

(n)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

4.	Changes in accounting standards

	(a)	Accounting standards adopted during the year

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition, measurement or disclosure of the Company’s revenue from its customer.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 16). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9%.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

4.	Changes in accounting standards (continued)

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated Statement of Operations and Comprehensive Income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2017.

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at and for the year ended December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$17,476	$334	$17,810

Net income attributable to:
Common shareholders of the Company	6,077	(301)	5,776
Non-controlling interest	570	(33)	537

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability, market and non-vesting conditions are considered in measuring the fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

4.	Changes in accounting standards (continued)

These amendments were effective January 1, 2018, but had no impact on the Company’s prior period consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018 (note 19(b)).

(b)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of December 31, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases (“IAS 17”) and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on- balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.

The Company has not identified any material leases or other contracts containing a lease which will be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 will however impact the Company’s equity pick-up from the AGM JV. The JV will recognize new right-of-use assets and lease liabilities at January 1, 2019 relating to the JV’s mining contractor agreements. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments will be capitalized as a lease and, therefore, the nature of expenses related to these mining contractor agreements will change as certain fixed monthly payments will no longer be presented as production costs, rather the JV will recognize a depreciation charge for the right-of-use assets and interest expense on the lease liabilities.

Based on the information currently available, the Company estimates that the JV will recognize right-of-use assets and lease liabilities of $30.8 million as at January 1, 2019. However, the net impact on the profit and loss of the JV is not expected to be significantly different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 is not expected to have a significant impact on the financial statements of Asanko as the Company will be equity accounting for its interest in the AGM as at January 1, 2019. The impact of the adoption of IFRS16 is therefore expected to be limited to the Company’s disclosures of total assets and liabilities of the JV .

5.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The significant accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

5.	Significant accounting judgements and estimates (continued)

Estimates

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s life-of-mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessment, if any. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that these estimates of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping asset and asset retirement provision recorded.

Depletion of mineral interests

Estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The Company estimates quantities of ore on stockpiles and in process and the recoverable gold contained in this material in order to determine the cost of inventories and the weighted average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

5.	Significant accounting judgements and estimates (continued)

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Deferred stripping

To determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Estimated assets retirement provisions

Provisions for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Preferred shares

The Company holds preferred shares (without a fixed redemption date) in the JV which have been classified as financial assets measured at fair value through profit or loss. Management estimated the fair value of these preference shares by discounting the forecasted future cash flows from the AGM. Several estimates were made to determine the forecasted future cash flows including, but not limited to, long-term realized gold prices, mineable reserves/resources, mining and processing costs per tonne, ore grades, and metallurgical recoveries. Additionally, judgement was required to determine the appropriate discount rate used to calculate the present value of the forecasted future cash flows. Changes in one or more of these assumptions could lead to a materially different fair value estimate of the preferred shares.

The Company also holds preferred shares (with a fixed redemption date) in the JV which have been classified as financial assets measured at amortized cost. Management judgment was applied to determine the appropriate discount rate used to calculate the present value of the forecasted future cash flows.

Judgements

Arrangements containing a lease

The Company’s management assessed its mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether the contract contains a finance or operating lease. In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges. Should some of these judgements change, the conclusion as to whether an arrangement contains a lease may change, which would result in a materially higher asset value on the consolidated statement of financial position and an associated periodic depreciation charge.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

5.	Significant accounting judgements and estimates (continued)

Impairment of mining interest

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income (loss).

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

6.	Joint venture transaction

On July 31, 2018, the Company completed the JV Transaction to sell 50% of Asanko’s 90% interest in the AGM and associated properties (see note 1). In conjunction with closing of the JV Transaction, the Company contributed its intercompany loans receivable from AGGL and Adansi Ghana ($454.4 million) to JV Finco. Of the Company’s contribution, $204.9 million has been capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity in JV Finco. Additionally, the Company contributed another $5.0 million of cash as part of its equity investment in JV Finco, bringing its total equity investment in JV Finco to $254.5 million.

In consideration for its interests in the JV, Gold Fields:

contributed $165.0 million, representing its initial $164.9 million redeemable preference share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

will contribute an additional $20.0 million redeemable preference share investment to JV Finco based on an agreed Esaase development milestone, but in any event by no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non-controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV (see notes 1 and 14).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

6.	Joint venture transaction (continued)

An after-tax loss of $143.3 million was recognized associated with the loss of control of the Company’s former Ghanaian subsidiaries and was determined as at July 31, 2018 as follows:

July 31, 2018
$

Fair value of interest retained
Fair value of financial assets (note 14)	168,081
Fair value of equity interest in JV	127,314
295,395
Less net assets derecognized
Cash and cash equivalents	24,368
Receivables	6,356
Inventories	63,460
Prepaid expenses and deposits	3,274
VAT receivable	9,672
Reclamation deposit	1,851
Exploration and evaluation assets	13,085
Mineral properties, plant and equipment	602,989
Accounts payable and accrued liabilities	(47,269)
Financial liabilities	(165,000)
Long-term incentive plan liability	(64)
Asset retirement provisions	(31,217)
Deferred income tax liability	(53,211)
Non-controlling interest	(899)
427,395
(132,000)
Accelerated accretion on long-term debt (note 16)	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	(143,261)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

6.	Joint venture transaction (continued)

The loss associated with the loss of control was allocated to the following assets and liabilities of the disposal group as at the date of the closing of the JV Transaction:

$
Mineral properties, plant and equipment (note 15)	(185,211)
Deferred income tax liability (note 11)	53,211
(132,000)
Accelerated accretion on long-term debt (note 16)	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	(143,261)

7.	Revenue

The Company sold all gold produced from January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, under an Offtake Agreement with Red Kite (refer to note 22 for further details on revenue earned by the AGM for the twelve months ended December 31, 2018). During this period, the Company sold 125,687 ounces of gold (year ended December 31, 2017 – 206,079 ounces).

During the period January 1, 2018 to July 31, 2018, revenue included $0.5 million relating to by-product silver sales (year ended December 31, 2017 – $0.7 million).

The following table provides information about receivables from contracts with customers at January 1, 2018 and December 31, 2018:

	Year ended December 31,
	2018	2017
Balance, beginning of year	1,249	616
Revenue recognized	161,918	256,203
Payments collected	(156,880)	(255,570)
Derecognized on closing of JV Transaction	(6,287)	-
Balance, end of year	-	1,249

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

8.	Production costs by nature

The following is a summary of production costs incurred by the Company during the periods that it controlled the AGM, being the seven months ended July 31, 2018 and the twelve months ended December 31, 2017. The table below therefore includes the results for the AGM from January 1, 2018 to July 31, 2018, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	Year ended December 31,
	2018	2017
	$	$
Raw materials and consumables	(30,401)	(50,925)
Salary and employee benefits	(12,782)	(20,621)
Contractors (net of deferred stripping costs (note 15(b))	(47,929)	(37,742)
Change in stockpile, gold-in-process and gold dore inventories	15,934	(2,345)
Insurance, government fees, permits and other	(3,473)	(3,684)
Share-based payments	(357)	(1,311)
Total production costs	(79,008)	(116,628)

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. Royalty expense is presented as a separate component of cost of sales.

9.	General and administrative expenses

The following is a summary of general and administrative expenses incurred by the Company during the years ended December 31, 2018 and 2017. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018. Note that the prior year comparatives have been restated to conform to the current period presentation.

	Year ended December 31,
	2018	2017
	$	$
Wages, benefits and consulting	(6,533)	(7,241)
Office, rent and administration	(1,527)	(1,132)
Professional and legal	(1,308)	(1,556)
Share-based payments	(1,258)	(1,418)
Travel, marketing, investor relations and regulatory	(987)	(1,175)
Other	(47)	(68)
Total	(11,660)	(12,590)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

10.	Finance expense

The following is a summary of finance expenses incurred by the Company during the years ended December 31, 2018 and 2017. Specifically, the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018. The adoption of IFRS 9 on January 1, 2018 impacted the comparative period disclosures in the table below (note 4(a)).

	Year ended December 31,
	2018	2017
	$	$
		Note 4 (a)
Interest charges on Red Kite loan and associated withholding taxes (note 16)	(9,987)	(17,160)
Accretion charges on asset retirement provisions	(429)	(650)
Other	(321)	-
Total	(10,737)	(17,810)

11.	Income tax

	a)	Tax expense

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2018	2017
	$	$
Average statutory tax rate	27%	26%

Income (loss) before income taxes	(128,704)	30,388

Expected income tax expense (recovery)	(34,750)	7,901

Increase in income tax expense (recovery) resulting from:
Loss associated with loss of control	47,312	-
Permanent differences	(608)	(184)
True-up prior year balances	(564)	3,688
Effect of differences in tax rate in foreign jurisdictions	(7,164)	3,214
Change in unrecognized tax assets	7,240	9,099
Withholding tax	1,079	1,301
Foreign exchange and other	(36)	(944)
Income tax expense	12,509	24,075

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

11.	Income tax (continued)

	b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	Year ended December 31,
	2018	2017
	$	$
Mineral properties, plant and equipment	-	(48,475)
Asset retirement provisions	-	6,694
	-	(41,781)
Deferred tax assets	-	6,694
Deferred tax liabilities	-	(48,475)

The Company has tax losses of $47.4 million (2017 - $39.6 million) in Canada which expire between 2026 and 2038. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2018	2017
	$	$
Mineral properties, plant and equipment	50	11,440
Share issuance costs	146	302
Investment in associate	275	275
Asset retirement provision	-	4,083
Unrealized foreign exchange	-	(788)
Foreign exchange loss carried forward	-	509
Capital losses	2,476	-
Non-capital losses carried forward	12,689	33,464
Total	15,636	49,285

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2018 is $13.7 million (2017 - $59.8 million).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

12.	Non-controlling interest

	$
	Note 4	(a)
Balance, December 31, 2016	203
Net earnings attributable to non-controlling interest	537
Balance, December 31, 2017	740
Net earnings attributable to non-controlling interest	159
Derecognition due to loss of control of Ghanaian subsidiaries (note 6)	(899)
Balance, December 31, 2018	-

The non-controlling interest related to the Government of Ghana’s 10% free-carried interest in the net earnings of AGGL for the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM. During this period, the Company allocated $0.2 million of AGGL’s net earnings to the non-controlling interest for the seven months ended July 31, 2018 (year ended December 31, 2017 – $0.5 million of net earnings). The Company derecognized the non-controlling interest from its Statement of Financial Position upon closing of the JV Transaction.

13.	Earnings (loss) per share attributable to common shareholders

For the years ended December 31, 2018 and 2017, the calculation of basic and diluted earnings per share is based on the following data:

	Year ended December 31,
	2018	2017
Earnings ($)
Net income (loss) attributable to common shareholders	(141,372)	5,776

Number of shares
Weighted average number of ordinary shares - basic	220,108,770	203,333,111
Effect of dilutive share options and warrants	-	1,061,341
Weighted average number of ordinary shares - diluted	220,108,770	204,394,452

For the year ended December 31, 2018, the effect of all potentially dilutive securities was anti-dilutive, given that the Company reported a net loss for the year.

For the year ended December 31, 2017, excluded from the calculation of diluted weighted average shares outstanding were 3,613,000 share-based options and 4,000,000 warrants, respectively, that were determined to be anti-dilutive.

14.	Financial assets

	a)	Redeemable preference shares with no fixed redemption date

As part of the JV Transaction (notes 1 and 6), the Company subscribed to 204.9 million non- voting fixed redemption price redeemable preferences shares in JV Finco (the “preference shares”). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

14.	Financial assets (continued)

$
Balance, December 31, 2017	-
Initial recognition of preferred shares at fair value	148,850
Fair value adjustment for the year	4,801
Balance, December 31, 2018	153,651

$184.9 million of the preference shares have no fixed redemption date. On closing of the JV Transaction, these preference shares were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the preference shares by discounting $184.9 million of the forecasted future cash flows from the AGM at a discount rate of 6.5%, resulting in a fair value of $148.9 million as at July 31, 2018. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

As at December 31, 2018, the Company re-measured the fair value of the redeemable preference shares at $153.7 million, recording a positive fair value adjustment of $4.8 million in finance income for the year ended December 31, 2018. The $184.9 million preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

b)	Redeemable preference share with determinable redemption date

$
Balance, December 31, 2017	-
Initial recognition of preferred shares at fair value	19,231
Accretion income for the year	253
Balance, December 31, 2018	19,484

The remaining $20.0 million of preference shares are redeemable by JV Finco based on an agreed Esaase development milestone, but in any event to be paid by no later than December 31, 2019 (notes 1 and 6). On closing of the JV Transaction, the $20.0 million preference shares were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $20.0 million preference shares by discounting the contractual future cash flows (assumed to be payable by December 31, 2019) at a discount rate of 2.7%, resulting in a fair value of $19.2 million as at July 31, 2018. Subsequent to initial recognition, these preference shares are measured at amortized cost.

As at December 31, 2018 the amortized cost of the redeemable preference shares amounted to $19.5 million and the Company recognized accretion income of $0.3 million in finance income for the year ended December 31, 2018.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

15.	Mineral properties, plant and equipment and exploration and evaluation assets

	Mineral interests
		Non-	Exploration and	Plant, buildings	Assets under	Corporate
	Depletable	depletable	evaluation	and equipment	construction	assets	Total
			assets
	$	$	$	$	$	$	$
Cost:
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	73,486	6,244	328	7,032	39,274	23	126,387
Changes in rehabilitiation provision	4,970	(204)	-	-	-	-	4,766

Reclassification of VAT recoverable	2,629	-	-	-	-	-	2,629
Transfers	17,127	(16,592)	-	18,677	(19,212)	-	-
As at December 31, 2017	244,357	78,537	13,085	366,671	27,403	746	730,799
Additions	45,497	141	-	2,264	9,084	21	57,007
Changes in rehabilitation provision	556	(558)	-	-	-	-	(2)
Transfers	11,069	(5,959)	-	20,949	(26,059)	-	-
	301,479	72,161	13,085	389,884	10,428	767	787,804
Less: Assets of the AGM (note 6)	(301,479)	(72,161)	(13,085)	(389,884)	(10,428)	(318)	(787,355)
As at December 31, 2018	-	-	-	-	-	449	449

Accumulated depreciation and depletion:
As at December 31, 2016	(23,405)	-	-	(31,793)	-	(575)	(55,773)
Depreciation and depletion	(42,354)	-	-	(21,808)	-	(41)	(64,203)
As at December 31, 2017	(65,759)	-	-	(53,601)	-	(616)	(119,976)
Depreciation and depletion	(34,395)	-	-	(17,200)	-	(44)	(51,639)

Loss associated with loss of control (note 6)	(64,537)	(30,911)	(3,417)	(83,807)	(2,539)	-	(185,211)
	(164,691)	(30,911)	(3,417)	(154,608)	(2,539)	(660)	(356,826)
Less: Assets of the AGM (note 6)	164,691	30,911	3,417	154,608	2,539	325	356,491
As at December 31, 2018	-	-	-	-	-	(335)	(335)

Net book value:
As at December 31, 2017	178,598	78,537	13,085	313,070	27,403	130	610,823
As at December 31, 2018	-	-	-	-	-	114	114

For the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, $9.6 million of depreciation and depletion was allocated to the cost of inventories.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

15.	Mineral properties, plant and equipment and exploration and evaluation assets (continued)

	(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits that were mined by the Company, while non- depletable mineral interests consist of the pits that were not being mined by the Company. Other property, plant and equipment costs related to the construction of non- operating pits are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

	(b)	Deferred stripping

For the period January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, the Company deferred a total of $45.5 million of stripping costs to depletable mineral interests (during the year ended December 31, 2017 - $64.6 million). Furthermore, depletion expense of $10.7 million for the period January 1, 2018 to July 31, 2018 was charged on deferred stripping assets and was recorded in cost of sales (during the year ended December 31, 2017 – $12.3 million).

	(c)	Asset acquisitions

During the third quarter of 2017, the Company completed the acquisition of the Miradani Gold Project (the "Miradani Project"), which is located adjacent to the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant. The purchase price was paid for in cash and recognized on the balance sheet within exploration and evaluation assets. Future production from the Miradani Project is subject to a 5% royalty payable to the Government of Ghana.

(d)

During the year ended December 31, 2017, $2.6 million of VAT receivable was reclassified to depletable mineral property interests as it was determined by the GRA to relate to pre-production expenditures. The balance of $2.6 million is eligible to be capitalized to the AGM’s deferred tax pools in Ghana and will be tax deductible over a period of five years.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

16.	Long-term debt

	December 31, 2018	December 31, 2017
	$	$
		Note 4(a)
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(41,390)	(33,197)
Loan accretion	61,095	44,699
Gain on loan modification	(3,230)	(3,230)
	163,894	155,691
Repayment of principal and accrued interest	(163,894)	-
Total debt	-	155,691

Current portion of debt	-	36,451
Non-current portion of debt	-	119,240

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt was carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA was calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest was paid in advance at the beginning of each quarter. The Company had the option to repay the DSFA, or a portion thereof, early without penalty. The DSFA was fully secured by shares of the Company’s Ghanaian subsidiaries.

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs were charged to the consolidated statement of operations and comprehensive income (loss).

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment would be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company continued to pay quarterly interest in advance on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. In accordance with IFRS 9, the Company retrospectively recalculated the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized upon adoption of IFRS 9 as of January 1, 2017 (see note 4(a)). A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and was being amortized with previously deferred debt financing costs over the remaining life of the DSFA.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

16.	Long-term debt (continued)

For the period January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, $10.0 million of interest expense was recorded at a weighted-average effective interest rate of approximately 13.2% (year ended December 31, 2017 – $16.8 million at a weighted-average effective interest rate of approximately 10.9%) . During the period January 1, 2018 to July 31, 2018, the Company paid $7.8 million in interest to Red Kite and $0.5 million in withholding taxes to the Ghana Revenue Authority (“GRA”) in respect of the Red Kite loan (year ended December 31, 2017 – $13.6 million in interest to Red Kite and withholding taxes to the GRA).

On June 22, 2018, the Company obtained from Red Kite a one-month deferral on the first principal repayment due on July 1, 2018 to August 1, 2018. The deferral of the first principal repayment was obtained by the Company to facilitate the closing of the JV Transaction (note 6). Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million. The Company adjusted the expected life of its long-term debt due to the closing of the JV Transaction and recognized accelerated accretion during the year of $6.2 million (note 6), bringing the carrying value of the debt to its maturity value for which it was settled.

17.	Asset retirement obligation

The following table shows the movement in the asset retirement obligation for the period ended July 31, 2018 and year ended December 31, 2017:

	December 31, 2018	December 31, 2017
	$	$
Balance, beginning of year	30,790	25,374
Accretion expense	429	650
Change in obligation	(2)	4,766
Derecognition upon closing of JV Transaction (note 6)	(31,217)	-
Balance, end of year	-	30,790

The decommissioning liability consisted of reclamation and closure costs for the Company’s previously controlled Ghanaian mining properties, the AGM. Reclamation and closure activities included land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. The undiscounted cash flow amount of the total obligation was $45.5 million as at December 31, 2017 and the present value of the obligation was estimated at $30.8 million.

The discount rate used by the Company in 2017 (2.49%) was based on prevailing risk-free pre-tax rates in the United States (given the majority of reclamation costs will be incurred in US dollars), for periods of time which coincide with the periods over which the decommissioning costs were discounted. The inflation rate used in the asset retirement obligation calculation for 2017 (1.70%) was based on US inflation data, given the majority of reclamation costs will be incurred in US dollars.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

18.	Share capital

	(a)	Authorized:

		-	Unlimited common shares without par value or restrictions; and

		-	Unlimited preferred shares without par value or restrictions.

	(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share-based options (note 19(a))	1,620,750	5,185
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement, net of share issuance cost (note 18(c))	22,354,657	17,412
Balance, December 31, 2018	225,804,614	578,853

(c)	Private Placement

On April 4, 2018, in connection with the JV Transaction (note 1), Gold Fields acquired a 9.9% interest in the Company through a private placement. The Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years.

19.	Equity reserves

	(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

During the year ended December 31, 2018, the Company granted 2,739,802 stock options, with a weighted average exercise price of C$1.08 per option, to directors, officers and employees of the Company.

During the year ended December 31, 2018, the Company recognized share-based payments expense relating to stock options of $0.9 million, of which $32 was capitalized to mineral properties during the year (December 31, 2017 - $3.3 million share-based payment expense of which $0.6 million was capitalized to mineral properties).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

19.	Equity reserves (continued)

The following table is a reconciliation of the movement in share-based options for the year:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2016	14,591,750	2.54
Granted	3,374,000	3.64
Exercised	(1,620,750)	2.75
Cancelled/Expired	(3,766,375)	3.53
Balance, December 31, 2017	12,578,625	2.52
Granted	2,739,802	1.08
Cancelled/Expired	(1,836,000)	2.48
Balance, December 31, 2018	13,482,427	2.22

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during the year ended December 31, 2018, the weighted average expected life, dividend yield and forfeiture rate were 3.62 years, nil and 2.56%, respectively. For all grants during fiscal 2017, the assumed life, dividend yield and forfeiture rate were 3.44 years, nil and 0.88%, respectively.

Other conditions and assumptions were as follows:

			Weighted		Weighted
		Weighted	average risk-	Weighted	average Black-
	Number of	average	free interest	average	Scholes value
	options	exercise price	rate	volatility	assigned
Period		C$			C$
Year ended December 31, 2017	3,374,000	3.64	1.55%	64.95%	1.42
Year ended December 31, 2018	2,739,802	1.08	2.37%	68.81%	0.51

The following table summarizes the share-based options outstanding and exercisable at December 31, 2018:

	Total options outstanding			Total options exercisable
		Weighted average	Weighted		Weighted average	Weighted
Range of exercise	Number	contractual life	average	Number	contractual life	average
price		(years)	exercise price		(years)	exercise price
			C$			C$
C$0.00-C$1.00	50,000	4.88	0.89	-	-	-
C$1.01-C$2.00	4,884,802	3.29	1.42	1,959,875	2.11	1.92
C$2.01-C$3.00	5,985,625	0.60	2.12	5,985,625	0.60	2.12
C$3.01-C$4.00	2,392,000	3.16	3.97	2,392,000	3.16	3.97
C$4.01-C$5.00	170,000	2.57	4.38	170,000	2.57	4.38
	13,482,427	2.07	2.22	10,507,500	1.50	2.54

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

19.	Equity reserves (continued)

	(b)	Restricted Share Units (“RSU”)

The Company has an approved Restricted and Performance Share Unit Cash Plan (the “RSU Plan”). Under the RSU Plan, the Company may grant share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board shall, at its sole discretion, determine any and all vesting conditions of granted RSUs.

During the year ended December 31, 2018, the Company granted 2,393,247 RSUs to directors, officers and employees of the Company (2017 – nil). For all RSUs granted during the period, the awards vest in three equal tranches over a service period of three years.

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). For the year ended December 31, 2018, the Company recognized share-based compensation expense in relation to RSUs of $0.8 million (2017 – $nil), with $14 capitalized to mineral properties, plant and equipment. As at December 31, 2018, the Company recognized a financial liability for cash-settled RSUs of $0.3 million (December 31, 2017 - $nil).

For all RSUs granted during the year ended December 31, 2018, the estimated forfeiture rate was 2.56%.

The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The balance of the RSU liability as at July 31, 2018 associated with officers and employees of the JV was derecognized upon closing of the JV Transaction (see note 6).

	(c)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (note 16). The warrants had an exercise price of $1.83 and expired on December 21, 2018.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

20.	Commitments and contingencies

As at December 31, 2018, the Company had contractual obligations totaling $4.0 million (December 31, 2017 - $297.1 million, including long-term debt). As previously disclosed in note 16, upon closing of the JV Transaction on July 31, 2018, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million.

The following table reflects the Company’s contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at December 31, 2018:

				At December 31,	At December 31,
	Within 1 year	1 - 5 years	Over 5 years	2018	2017
Long-term debt and related interest and withholding tax payments	-	-	-	-	186,270
Accounts payable and accrued liabilities	3,232	-	-	3,232	47,916
Asset retirement provisions (undiscounted)	-	-	-	-	45,526
Long-term incentive plan (cash-settled awards)	241	300	-	541	-
Mine operating/construction, open purchase orders and operating leases	-	-	-	-	17,431
Corporate operating leases	131	71		202	-
Total	3,604	371	-	3,975	297,143

In addition to the above commitments, the Company has provided a guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

21.	Supplemental cash flow information

The following table discloses non-cash transactions impacting the Statements of Cash Flows. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	Year ended December 31,
	2018	2017
	$	$
Change in asset retirement provisions included in mineral properties, plant and equipment	(2)	4,766
Change in accounts payable related to mineral properties, plant and equipment	3,028	2,655
Reclassification to (from) mineral properties, plant and equipment from (to) VAT receivable	-	2,629
Borrowing costs included in mineral properties, plant and equipment	-	877
Share-based compensation included in mineral properties, plant and equipment (note 19(a) and 19(b))	46	607

Changes in non-cash working capital consist of the following:

	Year ended December 31,
	2018	2017
	$	$
Receivables	(6,879)	(711)
VAT receivable	(4,132)	15,530
Prepaid expenses	28	(158)
Inventories	(17,691)	(3,759)
Accounts payable and accrued liabilities	(1,195)	(1,074)
Change in non-cash working capital	(29,869)	9,828

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture

As at December 31, 2018, the Company’s 45% interest in the Asanko Gold Mine was accounted for using the equity method. The following table summarizes the change in the carrying amount of the Company’s investment in the joint venture:

Asanko Gold Mine JV
$
Balance, January 1, 2018	-
Initial recognition of investment in joint venture	127,314
Company's share of net loss of joint venture	(1,050)
Balance, December 31, 2018	126,264

The Company’s share of the net loss of the JV was $1.1 million for the year ended December 31, 2018 (2017 - $nil).

Summarized financial information for the Company's investment in the JV, on a 100% basis, including fair value adjustments made as a result of the JV Transaction, is outlined in the table below. Note that for the period January 1, 2018 to July 31, 2018, the Company controlled the AGM and therefore the financial results during this period have been included in the Company’s consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2018. For the period August 1, 2018 to December 31, 2018, the Company did not control the AGM and therefore the financial results during this period have not been consolidated in the Company’s financial statements, rather the Company recognized its 45% share of the net earnings of the AGM from August 1, 2018 to December 31, 2018 in the Statement of Operations and Comprehensive Income (Loss).

All disclosures in this note 22 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

		Asanko Gold Mine JV (100% basis, unless otherwise indicated)
		Seven months ended	Five months ended	Year ended
		July 31, 2018	December 31, 2018	December 31, 2018
	Notes	$'000	$'000	$'000
Revenues	(i)	161,918	121,955	283,873
Production costs	(ii)	(79,008)	(79,039)	(158,047)
Depreciation and depletion		(41,944)	(34,329)	(76,273)
Royalties		(8,096)	(6,154)	(14,250)
Income (loss) from mine operations		32,870	2,433	35,303
Exploration and evaluation expenditures		(2,333)	(1,037)	(3,370)
General and administrative expenses		(4,566)	(4,242)	(8,808)
Income (loss) from operations		25,971	(2,846)	23,125
Fair value adjustment associated with	(iii)	(126,697)	(200)	(126,897)
JV Transaction
Finance income		98	154	252
Finance expense		(10,403)	(685)	(11,088)
Foreign exchange gain		135	1,046	1,181
Loss before taxes		(110,896)	(2,531)	(113,427)
Current income tax expense		(19)	-	(19)
Deferred income tax recovery (expense)		(11,430)	-	(11,430)
Net loss of the JV for the period		(122,345)	(2,531)	(124,876)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance of the AGM.

	(i)	Revenues

In 2013, concurrent with the debt project financing (note 16), AGGL entered into an offtake agreement with Red Kite with the following details (the “Offtake Agreement”):

		-	sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

		-	Red Kite to pay for 100% of the value of the gold ten business days after shipment.

		-	a provisional payment of 90% of the estimated value will be made one business day after delivery;

		-	the gold sale price will be a spot price selected during a nine- day quotational period following shipment of gold from the mine;

		-	performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

-

should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

The AGM sold 227,772 ounces of gold to Red Kite during the year ended December 31, 2018 in accordance with the Offtake Agreement (year ended December 31, 2017 – 206,079 ounces).

Included in revenue of the AGM is $0.9 million relating to by-product silver sales for the year ended December 31, 2018 (year ended December 31, 2017 - $0.7 million). Additionally, $1.1 million of gold sales related to pre-production activities at Esaase were capitalized to MPP&E of the AGM during the year (year ended December 31, 2017 – nil).

As of December 31, 2018, 590,511 ounces have been delivered to Red Kite under the Offtake Agreement (December 31, 2017 – 362,739 ounces). The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

	(ii)	Production costs

The following is a summary of production costs by nature, on a 100% basis, incurred during the year ended December 31, 2018:

	Asanko Gold Mine JV (100% basis)
	Seven months ended	Five months ended	Year ended
	July 31, 2018	December 31, 2018	December 31, 2018
	$'000	$'000	$'000
Raw materials and consumables	(30,401)	(23,548)	(53,949)
Salary and employee benefits	(12,713)	(12,393)	(25,106)
Contractors (net of deferred stripping costs)	(47,998)	(46,654)	(94,652)
Change in stockpile, gold-in-process and gold dore inventories	15,934	9,250	25,184
Insurance, government fees, permits and other	(3,473)	(5,545)	(9,018)
Share-based payments	(357)	(149)	(506)
Total production costs	(79,008)	(79,039)	(158,047)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture (continued)

During the period August 1, 2018 to December 31, 2018, the AGM recognized a $15.7 million adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of lower grade ore that has been added to stock during the year, $9.9 million of which was recorded as production costs.

The AGM is party to an operating lease for mining services performed by a contractor. The lease term is until December 31, 2020 and there are no specific renewal terms attached to the lease.

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM’s Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement.

(iii)	Fair value adjustment associated with JV Transaction

Of the $143.3 million after-tax consolidated loss associated with loss of control (see note 6), an after-tax amount of $126.9 million was recognized in records of the AGM as follows:

$
Mineral properties, plant and equipment	(154,675)
Deferred income tax liability	34,204
(120,471)
Accelerated accretion on long-term debt (note 16)	(6,226)
Transaction costs directly related to JV Transaction	(200)
Loss associated with loss of control of former Ghanaian subsidiaries	(126,897)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at December 31, 2018 were as follows:

		Asanko Gold Mine
	Note	$
Assets
Current assets
Cash and cash equivalents		21,648
Receivables		4,513
Inventories	(iv)	68,141
Prepaid expenses and deposits		2,693
VAT receivable		12,317
		109,312
Non-current assets
Inventories	(iv)	9,886
Reclamation deposit	(v)	1,884
Exploration and evaluation assets		9,649
Mineral properties, plant and equipment	(vi)	469,406
		490,825
Total assets		600,137
Liabilties
Current liabilities
Accounts payable and accrued liabilities		52,656
Non-current liabilities
Long-term incentive plan liability		217
Asset retirement provisions	(vii)	34,036
Total liabilities		86,909
Equity		513,228
Total liabilities and equity		600,137

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial condition of the AGM. All amounts in the following tables are on a 100% basis.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture (continued)

	(iv)	Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at December 31, 2018:

December 31, 2018
$
Gold dore on hand	-
Gold-in-process	5,325
Ore stockpiles	55,698
Materials and spare parts	17,004
Total inventories	78,027
Less non-current inventories:
Ore stockpiles	(9,886)
68,141
Total current inventories	68,141

During the period August 1, 2018 to December 31, 2018, the AGM recognized a $15.7 million adjustment to the carrying value of its stockpile inventory in order to reflect the net realizable value of lower grade ore that has been added to stock during the period, $9. 9 million of which was recorded as production costs and $5.8 million as depreciation expense.

(v)	Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million, which was provided by Asanko (note 20). The reclamation deposit accrues interest and is carried at $1.9 million at December 31, 2018 (December 31, 2017 - $1.8 million).

The AGM deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

(vi)	Mineral properties, plant and equipment

Deferred stripping

During the period August 1, 2018 to December 31, 2018, the AGM deferred a total of $14.2 million of stripping costs to depletable mineral interests. During the same period, depletion expense of $14.6 million was charged on deferred stripping assets and was recorded in production costs.

Depreciation and depletion

During the period August 1, 2018 to December 31, 2018, the AGM recognized depreciation and depletion expense of $34.3 million, of which $3.4 million was allocated to the cost of inventories.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

22.	Investment in Joint Venture (continued)

	(vii)	Reclamation provision

The following table shows the movement in the asset retirement obligation of the AGM for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
	$	$
Balance, beginning of year	30,790	25,374
Accretion expense	888	650
Change in obligation	2,358	4,766
Balance, end of year	34,036	30,790

The decommissioning liability consists of reclamation and closure costs for the JV’s Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. The undiscounted cash flow amount of the total obligation was $50.4 million as at December 31, 2018 (2017 - $45.5 million) and the present value of the obligation was estimated at $34.0 million (2017 - $30.8 million).

The discount rates used by the JV in 2018 (2.78%) and 2017 (2.49%) were based on prevailing risk-free pre-tax rates in the United States (given the majority of reclamation costs will be incurred in US dollars), for periods of time which coincide with the periods over which the decommissioning costs were discounted. The inflation rates used in the asset retirement obligation calculation for 2018 (1.43%) and 2017 (1.70%) were based on US inflation data.

(viii)	The cash flows of the AGM, on a 100% basis, were as follows for the periods presented:

	Seven months ended	Five months ended	Year ended
	July 31, 2018	December 31, 2018	December 31, 2018
	$	$	$
Operating cash flow before working capital changes	67,674	32,780	100,454
Net cash provided by operating activities after working capital changes	41,242	31,245	72,487
Net cash used in investing activities	(53,039)	(32,594)	(85,633)
Net cash provided by (used in) financing activities	12,849	(29)	12,820

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

23.	Segmented information

Geographic Information

As at December 31, 2018, the Company has only one reportable operating segment being the corporate head office in Canada. However, prior to the JV Transaction, the Company had two reportable segments during the year. Ghana was the Company’s only segment with mining operations with Canada acting as a head office function.

Total assets in Ghana include the Company's 45% interest in the Asanko Gold Mine JV. The operating results presented below include the results of the AGM up to July 31, 2018, the date on which the Company ceased to control the AGM.

Geographic allocation of total assets and liabilities

December 31, 2018	Canada	Ghana	Total
	$	$	$
Current assets	13,102	-	13,102
Mineral properties, plant and equipment	114	-	114
Other non-current assets	-	299,399	299,399
Total assets	13,216	299,399	312,615
Current liabilities	3,473	-	3,473
Non-current liabilities	300	-	300
Total liabilities	3,773	-	3,773

December 31, 2017	Canada	Ghana	Total
	$	$	$
Current assets	27,673	66,207	93,880
Mineral properties, plant and equipment	56	610,767	610,823
Other non-current assets	-	4,082	4,082
Total assets	27,729	681,056	708,785
Current liabilities	1,704	82,663	84,367
Non-current liabilities	-	191,811	191,811
Total liabilities	1,704	274,474	276,178

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

23.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (loss)

December 31, 2018	Canada	Ghana	Total
	$	$	$
Revenue	-	161,918	161,918

Cost of sales
Production costs	-	(79,008)	(79,008)
Depreciation and depletion	-	(41,944)	(41,944)
Royalties	-	(8,096)	(8,096)
Total cost of sales	-	(129,048)	(129,048)
Income from mine operations	-	32,870	32,870
Share of net loss related to joint venture	(1,050)	-	(1,050)
Service fee earned as operators of joint venture	1,892	-	1,892
Exploration and evaluation expenditures	-	(2,333)	(2,333)
General and administrative expenses	(7,094)	(4,566)	(11,660)
Income (loss) from operations	(6,252)	25,971	19,719

Loss due to loss of control of subsidiaries	(16,364)	(126,897)	(143,261)
Finance income	5,457	98	5,555
Finance expense	(334)	(10,403)	(10,737)
Foreign exchange loss	(115)	135	20
Loss before income taxes	(17,608)	(111,096)	(128,704)

Current income tax expense	(1,060)	(19)	(1,079)
Deferred income tax expense	-	(11,430)	(11,430)
Net loss and comprehensive loss for the year	(18,668)	(122,545)	(141,213)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

23.	Segmented information (continued)

December 31, 2017	Canada	Ghana	Total
	$	$	$
Revenue	-	256,203	256,203
Cost of sales
Production costs	-	(116,628)	(116,628)
Depreciation and depletion	-	(64,153)	(64,153)
Royalties		(12,810)	(12,810)
Total cost of sales	-	(193,591)	(193,591)

Income from mine operations	-	62,612	62,612
Exploration and evaluation expenditures	-	(2,050)	(2,050)
General and administrative expenses	(4,320)	(8,270)	(12,590)
Income (loss) from operations	(4,320)	52,292	47,972

Finance income	197	412	609
Finance expense	(14)	(17,796)	(17,810)
Foreign exchange loss	(252)	(131)	(383)
Income (loss) before income taxes	(4,389)	34,777	30,388

Current income tax expense	(1,301)	-	(1,301)
Deferred income tax expense	-	(22,774)	(22,774)
Net income (loss) and comprehensive income (loss) for the year	(5,690)	12,003	6,313

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

23.	Capital management

The Company’s objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational or industry developments, ensure the Company has the capital and capacity to support the long-term growth strategies of the JV, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total common shareholders’ equity, being a total of $308.9 million as at December 31, 2018 (December 31, 2017 - $431.9 million).

The Company is not subject to externally imposed capital requirements or covenants.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements associated with ongoing operations and corporate development plans. In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement. The Company does not currently pay out dividends. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

24.	Financial instruments

As at December 31, 2018, the Company’s financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liability. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liability is a financial liability measured at fair value through profit or loss and falls within Level 3 of the fair value hierarchy as discussed below. Refer to note 14 for the classification and measurement of the preferred share financial assets.

The fair value hierarchy comprises:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during 2018 or 2017.

The fair values of all financial assets and liabilities measured at amortized cost approximate their carrying values given their short-term to maturity.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

24.	Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

	(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and South Africa. The risk of loss associated with cash investments is considered to be low as the Company’s cash and cash equivalents were held in highly-rated Canadian and South African banking institutions. As at December 31, 2018, the Company had a receivable due from the JV of $2.3 million (December 31, 2017 - $nil), interest receivable of $61 (December 31, 2017 - $40) and a loan receivable from a third party in the amount of $0.3 million, the latter of which has been fully provided against (December 31, 2017 - $0.9 million).

Credit risk associated with the related party receivable is considered to be low based on the liquidity of available funds of the JV. The Company expects to receive GST refunds on a regular basis from the Canada Revenue Agency and makes monthly GST filings (as required by law). The Company does not consider there to be a significant credit risk related to the GST receivable balance as at December 31, 2018.

In addition, the Company is exposed to credit risk on its preferred share investments in the JV (note 14). Credit risk associated with the $20.0 million preference shares is considered to be low given the financial condition of the counterparty. With respect to the $184.9 million preference shares, credit risk is mitigated by monitoring the financial condition of the JV on a regular basis. The Company’s maximum exposure to credit risk in relation to the preferred shares at the reporting date is the carrying value of the financial assets totaling $173.1 million.

	(b)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure (note 24). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. Subsequent to the JV Transaction, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA (note 1). However, through a combination of the Company’s cash balance, cash flows from its investment in the JV, and the ongoing management fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company’s cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2018, the Company had a cash and cash equivalents balance of $10.4 million (December 31, 2017 - $49.3 million) allowing it to settle current accounts payable and accrued liabilities of $3.4 million (December 31, 2017 - $47.9 million) as they become due. In addition, the Company is entitled to receive a further $20.0 million payment associated with the JV Transaction, which is payable by Gold Fields by no later than December 31, 2019.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

24.	Financial instruments (continued)

	(c)	Market risk

		(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As disclosed in note 14, the Company holds preferred shares in the JV which are carried at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of the preferred shares.

With other variables, unchanged, a 1% decrease (increase) in the annualized interest rate would have resulted in a $4. 2 million increase (decrease) to after-tax net loss for year ended December 31, 2018.

The Company’s cash and cash equivalents earn interest income at variable rates and accordingly future interest income is subject to fluctuations in short-term interest rates. A +/-1% change in short-term interest rates is not expected to have a material impact on the Company’s interest income for the year ended December 31, 2018.

		(ii)	Foreign currency risk

As at December 31, 2018 and 2017, the Company’s exposure to foreign currency risk arose was limited to the following balances:

December 31, 2018	Foreign currency amount			USD Equivalent

	C$	ZAR	GBP	$
Cash and cash equivalents	162	2,556	-	311
Receivables	318	-	-	233
Accounts payable and accrued liabilities	(797)	(163)	(42)	(668)
Net exposure to foreign currency	(317)	2,393	(42)	(124)

December 31, 2017		Foreign currency amount		USD Equivalent

		C$	GHS	$
Cash and cash equivalents		324	18,874	4,416
VAT receivable		-	23,003	5,070
Accounts payable and accrued liabilities		(895)	(45,439)	(10,722)
Net exposure to foreign currency		(571)	(3,562)	(1,236)

A 10% change in the prevailing exchange rates as at December 31, 2018, with all other variables held constant, would have had an immaterial impact on the Company’s earnings (2017 - $53).

(iii)	Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. Future cash flows from the JV are expected to be received as redemption of the Company’s preference shares in the JV (note 14). The JV’s available cash flows (to redeem the preference shares issued to the Company) are expected to fluctuate due to changes in gold prices. The JV has not hedged any precious metal sales as part of the AGM’s overall strategy.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(In thousands of United States Dollars, unless otherwise noted)

24. Financial instruments (continued)

A 10% increase or decrease in the gold price assumption as at December 31, 2018, with all other variables held constant, would have resulted in a $0.2 million increase (decrease) to the fair value of the Company’s preference shares in the JV (note 14), which would impact the Company’s after-tax net income (loss) by the same amount.

25.	Related party transactions

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts were unsecured, non-interest bearing and have no specific terms of settlement. Under the JVA, the Company entered into a services agreement with the JV whereby the Company will remain manager and operator of the AGM. In consideration for the Company’s services as manager and operator, the JV will pay the Company an annual fee of $6.0 million. The Company earned a service fee of $1.9 million as operators of the JV, which is comprised of a gross service fee of $2.5 million for the period since the closing of the JV Transaction less withholding taxes payable in Ghana of $0.6 million. As at December 31, 2018, the Company had a receivable due from the JV in respect of the service fee in the amount of $2.3 million, net of withholding taxes (December 31, 2017 - $nil).

Transactions with key management personnel were as follows:
	Year ended December 31,
	2018	2017
	$	$
Salaries and benefits	2,373	1,797
Share-based payments	312	736
Total compensation	2,685	2,533

Key management personnel consist of directors and officers of the Company.